(WILMER CUTLER PICKERING HALE AND DORR LLP LOGO)




March 23, 2005                                       David C. Phelan

VIA EDGAR                                            60 Street
                                                     BOSTON, MA 02109
Securities and Exchange Commission                   + 1 617 526 6372
Judiciary Plaza                                      + 1 617 526 5000 fax
450 Fifth Street, N.W.                               david.phelan@wilmerhale.com
Washington, DC  20549

Mail Stop 0505

         Attention: Dominic Minore, Esq.
                  Division of Investment Management

         Re:      Pioneer Floating Rate Trust (the "Fund")
                  Registration Statement on Form N-2
                  Registration Numbers 333-121930; 811-21654

Dear Ladies and Gentlemen:

         The following information, transmitted to you electronically on March 18, 2005, contains: (1) draft responses to comments of the staff of the Commission transmitted orally by Mr. Dominic Minore relating to amendment No. 1 to the Fund's Registration Statement on Form N-2, filed with the Commission on March 8, 2005; (2) revised disclosure included in the prospectus pertaining to the risks of investing in auctions and inquiries by the Commission; (3) updated the net asset and portfolio disclosure information as of March 11, 2005; (4) the proposed language for the "Tandy" letter to be delivered by Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the underwriters and
(5) marked pages of the prospectus that reflects the above referenced revisions.

         If you have any questions or comments, please do not hesitate to contact me at (617) 526-6372, Julian Bobb, Esq. at (617) 526-6575 or Christina Lim, Esq. at (617) 526-6451, counsel to the Fund.

Best regards,


/s/ David C. Phelan
David C. Phelan

Enclosures

cc:      Christopher J. Kelley, Esq.


      BALTIMORE   BEIJING     BERLIN      BOSTON      BRUSSELS    LONDON
MUNICH    NEW YORK    NORTHERN VIRGINIA       OXFORD      WALTHAM     WASHINGTON

(WILMER CUTLER PICKERING HALE AND DORR LLP LOGO)




March 18, 2005                                       David C. Phelan

VIA EDGAR                                            60 Street
                                                     BOSTON, MA 02109
Securities and Exchange Commission                   + 1 617 526 6372
Judiciary Plaza                                      + 1 617 526 5000 fax
450 Fifth Street, N.W.                               david.phelan@wilmerhale.com
Washington, DC  20549

Mail Stop 0505

         Attention: Dominic Minore, Esq.
                  Division of Investment Management

         Re:      Pioneer Floating Rate Trust (the "Fund")
                  Registration Statement on Form N-2
                  Registration Numbers 333-121930; 811-21654

Dear Ladies and Gentlemen:

         Attached hereto for electronic filing on behalf of the Fund pursuant to
(1) the Securities Act of 1933, as amended (the "1933 Act") and Rule 402 thereunder, (2) the Investment Company Act of 1940, as amended (the "1940 Act") and Rule 8b-11 thereunder, (3) General Instruction C to Form N-2 and (4) Regulation S-T is pre-effective amendment no. 2 to the Fund's Registration Statement on Form N-2 (the "Amendment"), including the Fund's prospectus, statement of additional information (the "SAI") and exhibit.

         The Amendment has been manually signed by the persons specified in
Section 6(a) of the 1933 Act and, pursuant to Rule 302 under Regulation S-T, the Fund will retain the manually executed copy of the Amendment; the electronic copy of the Amendment contains conformed signatures. No filing fees are required in connection with the transmission of this Amendment.

         This letter responds to comments of the staff of the Securities and Exchange Commission (the "Commission") transmitted orally by Mr. Dominic Minore of the Commission's staff relating to amendment No. 1 to the Fund's Registration Statement on Form N-2, filed with the Commission on March 8, 2005 (accession number: 0000950135-05-001269). For the staff's convenience, its comments are restated below, followed by the Fund's responses.

COMMENT 1. Under the heading "Portfolio Contents" on the cover of the prospectus the first paragraph refers to below investment grade obligations both as (junk) then throughout the prospectus by "commonly referred as 'junk bonds,' please include a parenthetical to state such junk bonds includes junk obligations.



      BALTIMORE   BEIJING     BERLIN      BOSTON      BRUSSELS    LONDON
MUNICH    NEW YORK    NORTHERN VIRGINIA       OXFORD      WALTHAM     WASHINGTON

Securities and Exchange Commission
March 18, 2005
Page 2


RESPONSE 1:  Accepted.

COMMENT 2. Under the heading "Administrative Agreement," the prospectus references a separate agreement with the Adviser where the Fund may compensate the Adviser for providing certain legal and accounting services. Supplementally, please confirm whether this separate agreement was previously filed as an exhibit; in addition please confirm whether the fee table and estimated expense ratios in the prospectus for the Fund's common shares included this compensation; and finally, please confirm whether the compensation paid is solely as reimbursement for costs incurred or whether there is any profit component included in the compensation.

RESPONSE 2. The Administration Agreement was filed as an exhibit k8 to amendment no.1 to the Registration Statement on Form N-2 in respect of the Fund's common shares on December 16, 2004 (accession number: 0000950135-04-005693). The payments, which are nominal, were reflected in the fee table and estimated expense ratios in the prospectus for the Fund's common shares. The compensation is solely for certain legal services provided by the Pioneer legal department at cost.

         In addition, the Fund has revised certain disclosure in the prospectus pertaining to the risks of investing in auctions and inquiries by the Commission as a result of recent conversations held with the Commission during the past week. The Fund has therefore revised its responses to comments 24 - 27 of the staff of the Commission transmitted by letter dated February 9, 2005, which were originally transmitted to the Commission by letter on March 8, 2005.

Securities and Exchange Commission Inquiries, page 49

COMMENT 24. Indicate the date on which the requests were received from the Securities and Exchange Commission.

RESPONSE: The Fund does not believe that details regarding this inquiry are necessary to include in the Fund's prospectus. The inquiry does not relate to the Fund and the subject of the inquiry is unrelated to the Fund. The Fund has revised the disclosure included in the prospectus to reflect the current status of discussions between the underwriters and the staff of the Commission. In light of the Fund's view that the inquiry is not material to the Fund, which is based on discussions with the underwriters as to the nature and status of the inquiry, the Fund requests that the Commission withdraw this comment.

COMMENT 25. Identify the "certain Broker-Dealers" that have received the referenced request for voluntary investigations. In this regard, also identify any "other participants in the auction rate securities markets" that are eligible to participate in the auction for the Preferred Shares that have received the above-referenced request.

RESPONSE: The Fund does not believe that details regarding this inquiry are necessary to include in the Fund's prospectus. The inquiry does not relate to the Fund and the subject of the inquiry is unrelated to the Fund. The Fund has revised the disclosure included in the prospectus to reflect

Securities and Exchange Commission
March 18, 2005
Page 3


the current status of discussions between the underwriters and the staff of the Commission. In light of the Fund's view that the inquiry is not material to the Fund, which is based on discussions with the underwriters as to the nature and status of the inquiry, the Fund requests that the Commission withdraw this comment.

COMMENT 26. Disclose the nature of the "practices and procedures" to which the requests for voluntary investigations relate.

RESPONSE: The Fund does not believe that details regarding this inquiry are necessary to include in the Fund's prospectus. The inquiry does not relate to the Fund and the subject of the inquiry is unrelated to the Fund. The Fund has revised the disclosure included in the prospectus to reflect the current status of discussions between the underwriters and the staff of the Commission. In light of the Fund's view that the inquiry is not material to the Fund, which is based on discussions with the underwriters as to the nature and status of the inquiry, the Fund requests that the Commission withdraw this comment.

COMMENT 27. Expand the last sentence to specify that the value of the Preferred Shares may also be affected.

RESPONSE: The Fund does not believe that details regarding this inquiry are necessary to include in the Fund's prospectus. The inquiry does not relate to the Fund and the subject of the inquiry is unrelated to the Fund. The Fund has revised the disclosure included in the prospectus to reflect the current status of discussions between the underwriters and the staff of the Commission. In light of the Fund's view that the inquiry is not material to the Fund, which is based on discussions with the underwriters as to the nature and status of the inquiry, the Fund requests that the Commission withdraw this comment.

         If you have any questions regarding any response to the comment above, please contact me at (617) 526-6372 or Julian Bobb at (617) 526-6575.

         Best regards,



         David C. Phelan

March [  ], 2005


VIA EDGAR


Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Dominic Minore, Esq.

      Re:   Pioneer Floating Rate Trust (the "Fund")
            Registration Statement on Form N-2
            Registration Numbers 333-121930; 811-21654

Dear Mr. Minore:

      As requested, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the Underwriters, hereby represents to the Commission, on behalf of the Underwriters, that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the section entitled Prospectus Summary--Special Risks Considerations--Securities and Exchange Commission Inquiries, the section entitled Risk Factors--Risks of Investment in AMPS--Securities and Exchange Commission Inquiries and the fifth paragraph under the heading Underwriting, of the registration statement and represents that we will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    Very truly yours,

                                    Merrill Lynch, Pierce, Fenner & Smith
                                                Incorporated


                                    By:
                                       ---------------------------
                                          Name:
                                          Title:

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                             SUBJECT TO COMPLETION

                  PRELIMINARY PROSPECTUS DATED MARCH 18, 2005

PROSPECTUS

                                                                  (PIONEER LOGO)

                                  $234,500,000

                          PIONEER FLOATING RATE TRUST

                    AUCTION MARKET PREFERRED SHARES ("AMPS")
                            3,130 SHARES, SERIES M7
                            3,125 SHARES, SERIES W7
                            3,125 SHARES, SERIES TH7
                    LIQUIDATION PREFERENCE $25,000 PER SHARE
                             ----------------------
     Pioneer Floating Rate Trust (the "Fund") is offering 3,130 Series M7 Auction Market Preferred Shares, 3,125 Series W7 Auction Market Preferred Shares and 3,125 Series TH7 Auction Market Preferred Shares. The shares are referred to in this prospectus as "AMPS." The Fund is a recently organized, non-diversified, closed-end management investment company. The AMPS do not have a maturity date but are subject to mandatory redemption in certain circumstances. Any series of AMPS may be redeemed, in whole or in part, at the option of the Fund at any time, subject to certain circumstances. Dividends on the AMPS will be cumulative from the date the shares are issued.

     Investment Objectives. The Fund's primary investment objective is to provide a high level of current income. As a secondary investment objective, the Fund seeks preservation of capital to the extent consistent with its primary investment objective. There can be no assurance that the Fund will achieve its investment objectives.


     Portfolio Contents. Under normal market conditions, the Fund seeks to achieve its investment objectives by investing at least 80% of its assets (net assets plus borrowings for investment purposes) in senior floating rate loans ("Senior Loans"), all or any portion of which may be below investment grade ("junk") obligations. Senior Loans are made to corporations, partnerships and other business entities that operate in various industries and geographical regions, including non-U.S. borrowers. Senior Loans pay interest at rates that are redetermined periodically on the basis of a floating base lending rate plus a premium. The Fund also may invest in other floating and variable rate instruments, including second lien loans, and in high yield corporate bonds. The Fund may invest in Senior Loans and other securities of any credit quality, including Senior Loans and other investments that are rated below investment grade, or are unrated but are determined by the investment subadviser to be of equivalent credit quality, commonly referred to as "junk bonds" (which include below investment grade "junk" obligations). The Fund may invest all or any portion of its assets in securities of issuers that are in default or that are in bankruptcy. The Fund does not have a policy of maintaining a specific average credit quality of its portfolio or a minimum portion of its portfolio that must be rated investment grade. The Fund may invest up to 10% of its total assets in Senior Loans and other securities of non-U.S. issuers, including emerging market issuers, and may engage in certain hedging transactions.

                                                   (continued on following page)

     INVESTING IN THE AMPS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 49 OF THIS PROSPECTUS. THE MINIMUM PURCHASE AMOUNT OF THE AMPS IS $25,000.
                             ----------------------

                                                              PER SHARE      TOTAL
                                                              ---------      -----
Public offering price (1)...................................   $25,000    $234,500,000
Sales load..................................................      $250      $2,345,000
Estimated offering expenses.................................    $33.05        $310,000
Proceeds, after expenses, to the Fund.......................   $24,717    $231,845,000

      (1) Plus accumulated dividends, if any, from the date the AMPS are issued.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     The underwriters are offering the AMPS subject to various conditions. The AMPS will be ready for delivery, in book-entry form only, through the facilities
of The Depository Trust Company on or about          , 2005.
                             ----------------------
MERRILL LYNCH & CO.
                                   UBS INVESTMENT BANK
                                                            CITIGROUP
                             ----------------------

                The date of this prospectus is           , 2005.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
Prospectus Summary..........................................    5
Financial Highlights (Unaudited)............................   31
The Fund....................................................   33
Use of Proceeds.............................................   33
Capitalization (Unaudited)..................................   33
Portfolio Composition.......................................   34
Investment Objectives and Principal Investment Strategies...   35
Portfolio Contents..........................................   38
Risk Factors................................................   49
Management of the Fund......................................   58
Description of AMPS.........................................   62
The Auction.................................................   72
Federal Income Tax Matters..................................   79
Net Asset Value.............................................   82
Description of Common Shares................................   83
Underwriting................................................   86
Administrator, Custodian, Transfer Agent, Registrar and
  Dividend Disbursing Agent.................................   87
Validity of Shares..........................................   87
Table of Contents of the Statement of Additional
  Information...............................................   88


                             ---------------------

      You should rely only on the information contained in or incorporated by reference into this prospectus. The Fund has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information appearing in this prospectus is given as of the date of this prospectus. The Fund's business, financial condition, results of operations and prospects may have changed since the date of this prospectus.

                         PRIVACY PRINCIPLES OF THE FUND

      The Fund is committed to maintaining the privacy of its shareholders and to safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Fund collects, how the Fund protects that information and why, in certain cases, the Fund may share information with select other parties.

      Generally, the Fund does not receive any non-public personal information relating to its shareholders, although certain non-public personal information of its shareholders may become available to the Fund. The Fund does not disclose any non-public personal information about its shareholders or former shareholders to anyone, except as permitted by law or as is necessary in order to service shareholder accounts (for example, to a transfer agent or third-party administrator).

      The Fund restricts access to non-public personal information about its shareholders to employees of the Fund's investment adviser and its affiliates with a legitimate business need for the information. The Fund maintains physical, electronic and procedural safeguards designed to protect the non-public personal information of its shareholders. For more information about the Fund's privacy policies, please visit http://www.pioneerfunds.com.

                               PROSPECTUS SUMMARY

      This is only a summary. This summary does not contain all of the information that you should consider before investing in the Fund's AMPS, especially the information set forth under the heading "Risk Factors." You should review the more detailed information contained in this prospectus, the Statement of Additional Information and the Fund's Statement of Preferences of Auction Market Preferred Shares (the "Statement") attached as Appendix C to the Statement of Additional Information.


THE FUND....................  The Pioneer Floating Rate Trust (the "Fund") is a
                              recently organized, non-diversified, closed-end management investment company. The Fund closed an initial public offering of 22,500,000 common shares of beneficial interest, no par value, and commenced investment operations on December 28, 2004. The Fund's common shares are traded on the New York Stock Exchange under the symbol "PHD." As of March 11, 2005, the Fund had 24,330,240 common shares outstanding and had net assets of $468,797,390. Pioneer Investment Management, Inc. is the Fund's investment adviser. The Adviser has engaged Highland Capital Management, L.P. to act as the Fund's investment subadviser to manage the Fund's investments. The Fund's principal offices are located at 60 State Street, Boston, Massachusetts 02109. See "The Fund."


THE OFFERING................  The Fund is offering an aggregate of 3,130 shares of Series M7 AMPS, 3,125 shares of Series W7 AMPS and 3,125 shares of Series TH7 AMPS, each at a purchase price of $25,000 per share plus dividends, if any, that have accumulated from the date the Fund first issues the AMPS. The AMPS are being offered through a group of underwriters led by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch").

                              The AMPS entitle their holders to receive cash dividends at an annual rate that may vary for successive dividend periods. In general, except as described under "Dividends and Dividend Periods" below and "Description of AMPS -- Dividends and Dividend Periods," the dividend period for each series of AMPS will be seven days. Deutsche Bank Trust Company Americas (the "Auction Agent") will determine the dividend rate for any dividend period by an auction conducted on the business day immediately prior to the start of that dividend period. See "The Auction."

                              The AMPS are not listed on an exchange. Instead, investors may buy or sell AMPS at an auction by submitting orders to broker-dealers ("Broker-Dealers") that have entered into an agreement with the Auction Agent (a "Broker-Dealer Agreement") or to broker-dealers that have entered into separate agreements with a Broker-Dealer.

                              Generally, investors in the AMPS will not receive certificates representing ownership of their shares. The Depositary Trust Company or any successor (the "Securities Depositary") or its nominee for the account of the investor's Broker-Dealer will maintain record ownership of AMPS in book-entry form. An offering) is available to pay dividends on the AMPS, however, dividend rates on the AMPS would need to exceed the rate of return on the Fund's investment portfolio by a wide margin before the Fund's ability to pay dividends on the AMPS would be jeopardized.

                              Auction Risk. The dividend rate for the AMPS normally is set through an auction process. In the auction, holders of AMPS may indicate the dividend rate at which they would be willing to hold or sell their AMPS or purchase additional AMPS. The auction also provides liquidity for the sale of AMPS. An auction fails if there are more AMPS offered for sale than there are buyers. You may not be able to sell your AMPS at an auction if the auction fails. A holder of the AMPS therefore can be given no assurance that there will be sufficient clearing bids in any auction or that the holder will be able to sell its AMPS in an auction. Also, if you place bid orders (orders to retain AMPS) at an auction only at a specified dividend rate, and that rate exceeds the rate set at the auction, you will not retain your AMPS. Additionally, if you buy AMPS or elect to retain AMPS without specifying a dividend rate below which you would not wish to buy or continue to hold those AMPS, you could receive a lower rate of return on your AMPS than the market rate. Finally, the dividend periods for the AMPS may be changed by the Fund, subject to certain conditions and with notice to the holders of AMPS, which could also affect the liquidity of your investment.


                              As noted above, if there are more auction rate securities offered for sale than there are buyers for those auction rate securities in any auction, the auction will fail and you may not be able to sell some or all of your auction rate securities at that time. The relative buying and selling interest of market participants in your auction rate securities and in the auction rate securities market as a whole will vary over time, and such variations may be affected by, among other things, news relating to the issuer, the attractiveness of alternative investments, the perceived risk of owning the security (whether related to credit, liquidity or any other risk), the tax treatment accorded the instruments, the accounting treatment accorded auction rate securities, including recent clarifications of U.S. generally accepted accounting principles relating to the treatment of auction rate securities, reactions to regulatory actions or press reports, financial reporting cycles and market sentiment generally. Shifts of demand in response to any one or simultaneous particular events cannot be predicted and may be short-lived or exist for longer periods.


                              Secondary Market Risk. If you try to sell your AMPS between auctions you may not be able to sell any or all of your AMPS or you may not be able to sell them for $25,000 per share or $25,000 per share plus accumulated but unpaid dividends. If the Fund has designated a special dividend period, changes in interest rates could affect the price you would receive if you sold your AMPS in the secondary market. You may transfer AMPS outside of auctions only to or through a Broker-Dealer that has entered into a Broker-Dealer Agreement, or other person as the Fund permits.


                              Securities and Exchange Commission Inquiries. The Underwriters have advised the Fund that the Underwriters and various other broker-dealers and other firms that participate in the auction rate securities market received letters from the staff of the Securities and Exchange Commission last spring. The letters requested that each of these firms voluntarily conduct an investigation regarding its respective practices and procedures in that market. Pursuant to these requests, each of the Underwriters conducted its own voluntary review and reported its findings to the Securities and Exchange Commission staff. At the Securities and Exchange Commission staff's request, the Underwriters are engaging in discussions with the Securities and Exchange Commission staff concerning its inquiry. Neither the Underwriters nor the Fund can predict the ultimate outcome of the inquiry or how that outcome will affect the market for the AMPS or the auctions.


                              Ratings and Asset Coverage Risk. While it is expected that Moody's will assign a rating of Aaa to the AMPS and Fitch will assign a rating of AAA to the AMPS, such ratings do not eliminate or necessarily mitigate the risks of investing in AMPS. Moody's or Fitch could downgrade its rating of the AMPS or withdraw its rating of the AMPS at any time, which may make your shares less liquid at an auction or in the secondary market and may materially and adversely affect the value of the AMPS if sold outside an auction. If the Fund fails to satisfy the asset coverage ratios discussed under "Description of AMPS -- Rating Agency Guidelines and Asset Coverage," the Fund will be required to redeem, at a time that is not favorable to the Fund or its shareholders, a sufficient number of AMPS in order to return to compliance with the asset coverage ratios.

                              Restrictions on Dividends and Other
                              Distributions. Restrictions imposed on the declaration and payment of dividends or other distributions to the holders of the Fund's common shares and AMPS, both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund's ability to maintain its qualification as a regulated investment company for federal income tax purposes.

                              GENERAL RISKS OF INVESTING IN THE FUND. The Fund is not a complete investment program and should only be considered as an addition to an investor's existing diversified portfolio of investments. Due to uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objectives.

                              Limited Operating History. The Fund is a recently organized, non-diversified, closed-end management investment company and has a limited operating history and a limited history of public trading.

                              In the event that the Fund does not satisfy these coverage tests, some or all of the AMPS will be subject to mandatory redemption. See "Description of AMPS -- Redemption."


                              Based on the composition of the Fund's portfolio as of March 11, 2005, the asset coverage of the AMPS, as measured pursuant to the 1940 Act, would be approximately 299% if the Fund were to issue AMPS representing approximately 33.5% of the Fund's managed assets.


MANDATORY REDEMPTION........  If the Preferred Shares Basic Maintenance Amount
                              or the 1940 Act Preferred Share Asset Coverage is not maintained or restored as specified herein, the AMPS will be subject to mandatory redemption, out of funds legally available therefore, at the mandatory redemption price of $25,000 per share plus an amount equal to dividends thereon (whether or not earned or declared) accumulated but unpaid to the date fixed for redemption. Any such redemption will be limited to the minimum number of AMPS necessary to restore the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Share Asset Coverage, as the case may be. The Fund's ability to make such a mandatory redemption may be restricted by the provisions of the 1940 Act.

OPTIONAL REDEMPTION.........  The AMPS are redeemable at the option of the Fund, as a whole or in part, on any dividend payment date (except on an initial dividend payment date or a special dividend period with respect to which the Fund has agreed not to redeem AMPS voluntarily (a "Non-Call Period")) at the optional redemption price of $25,000 per share, plus an amount equal to dividends thereon (whether or not earned or declared) accumulated but unpaid to the date fixed for redemption plus the premium, if any, resulting from the designation of a Premium Call Period. A "Premium Call Period" is a period during which AMPS are only redeemable at the option of the Fund at a price per share equal to $25,000 plus accumulated but unpaid dividends, plus a premium.

LIQUIDATION PREFERENCE......  The liquidation preference for shares of AMPS will be $25,000 per share plus accumulated but unpaid dividends, if any, whether or not declared. See "Description of AMPS -- Liquidation."

VOTING RIGHTS...............  The holders of preferred shares, including the
                              AMPS, voting as a separate class, have the right to elect at least two Trustees of the Fund at all times. Such holders also have the right to elect a majority of the Trustees in the event that two years' dividends on such preferred shares are unpaid. In each case, the remaining Trustees will be elected by holders of common shares and preferred shares, including the AMPS, voting together as a single class. The holders of preferred shares, including the AMPS, will vote as a separate class or classes on certain other matters required under the Statement, the 1940 Act and Delaware law. See "Description of AMPS -- Voting Rights," and "Description of Common Shares -- Certain Provisions of the Agreement and Declaration of Trust and By-Laws."

                                    THE FUND

      Pioneer Floating Rate Trust is a recently organized, non-diversified, closed-end management investment company. The Fund was organized under the laws of the State of Delaware on October 6, 2004, and has registered under the 1940 Act. As a recently organized entity, the Fund has a limited operating history. The Fund's principal office is located at 60 State Street, Boston, Massachusetts 02109, and its telephone number is (617) 742-7825.

      On December 28, 2004, the Fund issued an aggregate of 22,550,000 common shares of beneficial interest, no par value, pursuant to an initial public offering. On February 4, 2005, the Fund issued an additional 1,775,000 common shares of beneficial interest, no par value, pursuant to an overallotment option. The Fund's common shares are traded on the New York Stock Exchange under the symbol "PHD."


      The following provides information about the Fund's outstanding shares as of March 11, 2005.


                                                 AMOUNT HELD BY
                                     AMOUNT    THE FUND OR FOR ITS    AMOUNT
TITLE OF CLASS                     AUTHORIZED        ACCOUNT        OUTSTANDING
--------------                     ----------  -------------------  -----------
Common Shares....................  Unlimited            0            24,330,240
Preferred Shares
  Series M7 AMPS.................  Unlimited            0                0
  Series W7 AMPS.................  Unlimited            0                0
  Series TH7 AMPS................  Unlimited            0                0

                                USE OF PROCEEDS

      The net proceeds of this offering will be approximately $231,845,000 after payment of the estimated offering costs and the deduction of the sales load. The Fund will invest the net proceeds of the offering in accordance with the Fund's investment objectives and principal investment strategies as stated below. However, investments that, in the judgment of the Subadviser, are appropriate investments for the Fund may not be immediately available. Therefore, there will be an initial investment period of up to three months following the completion of this offering before the Fund is required to be invested in accordance with its principal investment strategies. During such period, all or a portion of the proceeds may be invested in U.S. government securities or high grade, short-term money market instruments. See "Investment Objectives and Principal Investment Strategies."

                           CAPITALIZATION (UNAUDITED)


      The following table sets forth the capitalization of the Fund as of March 11, 2005, and as adjusted to give effect to the issuance of the AMPS offered hereby assuming the Fund issues 3,130 shares of Series M7 AMPS, 3,125 shares of Series W7 AMPS and 3,125 shares of Series TH7 AMPS representing approximately 33.3% of the Fund's total assets (including estimated offering expenses of $310,000 and a sales load of $250 per AMPS). The common shareholders' paid in capital is charged with the cost of issuance of the AMPS.

                                                   ACTUAL      AS ADJUSTED
                                                ------------   ------------
AMPS, $.0001 par value, $25,000 stated value
  per share, at liquidation value, including
  dividends payable; unlimited shares
  authorized (no shares issued; 9,380 shares
  issued, as adjusted)........................  $         --   $234,500,000
                                                ============   ============
Shareholder's Equity:
  Common shares, no par value per share;
     unlimited shares authorized, 24,330,240
     shares outstanding(1)....................  $463,734,584   $461,079,584
  Undistributed net investment income.........       560,855        560,855
  Accumulated net realized gain/loss on
     investments..............................       122,118        122,118
  Net unrealized appreciation/depreciation on
     investments..............................     4,665,205      4,665,205
  Net unrealized appreciation/depreciation on
     foreign currency transactions............      (285,372)      (285,372)
                                                ------------   ------------
  Net assets attributable to common shares....   468,797,390    466,142,390
                                                ------------   ------------
  Net assets, plus liquidation preferences of
     AMPS.....................................  $468,797,390   $700,642,390
                                                ============   ============

------------
(1) None of these outstanding shares are held by or for the account of the Fund.

                             PORTFOLIO COMPOSITION


      As of March 11, 2005, approximately 94.3% of the market value of the Fund's portfolio was invested in Senior Loans, approximately 1.5% of the market value of the Fund's portfolio was invested in other fixed-income securities and approximately 4.2% of the market value of the Fund's portfolio was invested in short-term debt securities. The following table sets forth certain information with respect to the composition of the Fund's investment portfolio as of March 11, 2005, based on the lowest rating assigned each investment.



                                                          VALUE++
CREDIT RATING+                                             (000)     PERCENT
--------------                                            --------   -------
Senior Loans
  Aaa/AAA...............................................        --       --
  Aa/AA.................................................        --       --
  A/A...................................................        --       --
  Baa/BBB...............................................        --       --
  Ba/BB.................................................  $ 61,625     11.7%
  B/B...................................................   295,626     56.0
  Caa/CCC...............................................    36,623      6.9
  Unrated+++............................................   104,271     19.7
Other Fixed Income Securities
  B/B...................................................     3,577      0.7
  Caa/CCC...............................................     4,005      0.8
Short-Term
  Unrated...............................................    22,000      4.2
                                                          --------    -----
     TOTAL..............................................  $534,882    100.0%
                                                          ========    =====


------------
+ Ratings assigned by Moody's and S&P, respectively. These ratings are an assessment of the capacity and willingness of an issuer to pay the principal and interest on the securities being rated. The ratings are not a recommendation to purchase, hold or sell the securities being rated inasmuch as the rating does not comment as to market price or suitability for a particular investor. The meanings assigned by Moody's and S&P to their ratings are attached as an appendix to the Statement of Additional Information.

offering expenses of $310,000 and a sales load of $250 per AMPS). The common shareholders' paid in capital is charged with the cost of issuance of the AMPS.


                                                   ACTUAL      AS ADJUSTED
                                                ------------   ------------
AMPS, $.0001 par value, $25,000 stated value
  per share, at liquidation value, including
  dividends payable; unlimited shares
  authorized (no shares issued; 9,380 shares
  issued, as adjusted)........................  $         --   $234,500,000
                                                ============   ============
Shareholder's Equity:
  Common shares, no par value per share;
     unlimited shares authorized, 24,330,240
     shares outstanding(1)....................  $463,734,584   $461,079,584
  Undistributed net investment income.........       560,855        560,855
  Accumulated net realized gain/loss on
     investments..............................       122,118        122,118
  Net unrealized appreciation/depreciation on
     investments..............................     4,665,205      4,665,205
  Net unrealized appreciation/depreciation on
     foreign currency transactions............      (285,372)      (285,372)
                                                ------------   ------------
  Net assets attributable to common shares....   468,797,390    466,142,390
                                                ------------   ------------
  Net assets, plus liquidation preferences of
     AMPS.....................................  $468,797,390   $700,642,390
                                                ============   ============


------------
(1) None of these outstanding shares are held by or for the account of the Fund.

                             PORTFOLIO COMPOSITION


      As of March 11, 2005, approximately 89.0% of the market value of the Fund's portfolio was invested in Senior Loans, approximately 0.7% of the market value of the Fund's portfolio was invested in other fixed-income securities and approximately 10.3% of the market value of the Fund's portfolio was invested in short-term debt securities. The following table sets forth certain information with respect to the composition of the Fund's investment portfolio as of March 11, 2005, based on the lowest rating assigned each investment.


                                                          VALUE++
CREDIT RATING+                                             (000)     PERCENT
--------------                                            --------   -------
Senior Loans
  Aaa/AAA...............................................        --       --
  Aa/AA.................................................        --       --
  A/A...................................................        --       --
  Baa/BBB...............................................        --       --
  Ba/BB.................................................  $ 53,437     10.0%
  B/B...................................................   195,230     36.5
  Caa/CCC...............................................    30,297      5.6
  Unrated+++............................................   197,360     36.9
Other Fixed Income Securities
  B/B...................................................     3,558      0.7
Short-Term
  Unrated...............................................    55,000     10.3
                                                          --------    -----
     TOTAL..............................................  $534,882    100.0%
                                                          ========    =====

------------
+ Ratings assigned by Moody's and S&P, respectively. These ratings are an assessment of the capacity and willingness of an issuer to pay the principal and interest on the securities being rated. The ratings are not a recommendation to purchase, hold or sell the securities being rated inasmuch as the rating does not comment as to market price or suitability for a particular investor. The meanings assigned by Moody's and S&P to their ratings are attached as an appendix to the Statement of Additional Information.

loaned as well as the benefit of an increase and the detriment of any decrease in the market value of the securities loaned and would also receive compensation based on investment of the collateral. The Fund would not, however, have the right to vote any securities having voting rights during the existence of the loan, but would call the loan in anticipation of an important vote to be taken among holders of the securities or of the giving or withholding of consent on a material matter affecting the investment.

      As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower of the securities fail financially. The Fund will lend portfolio securities only to firms that have been approved in advance by the Board of Trustees, which will monitor the creditworthiness of any such firms.

PORTFOLIO TURNOVER

      It is the policy of the Fund not to engage in trading for short-term profits, although portfolio turnover rate is not considered a limiting factor in the execution of investment decisions for the Fund.

                                  RISK FACTORS

      Investing in the Fund involves risk, including the risk that you may receive little or no return on your investment or that you may lose part or all of your investment. Therefore, before investing you should consider carefully the following risks that you assume when you invest in AMPS.

RISKS OF INVESTMENT IN AMPS


      Leverage Risk. The Fund expects to use financial leverage on an ongoing basis for investment purposes. Taking into account the AMPS being offered in this prospectus, the amount of leverage would, as of March 11, 2005, represent approximately 33.5% of the Fund's total assets. The Fund's leveraged capital structure creates special risks not associated with unleveraged funds having a similar investment objectives and policies. These include the possibility of higher volatility of both the net asset value of the Fund and the value of assets serving as asset coverage for the AMPS.


      Because the fee paid to the Adviser will be calculated on the basis of the Fund's managed assets (which equals the aggregate net asset value of the common shares plus the liquidation preference of the AMPS), the fee will be higher when leverage is utilized, giving the Adviser an incentive to utilize leverage.

      Interest Rate Risk. The AMPS pay dividends based on shorter-term interest rates. The Fund may invests the proceeds from the issuance of the AMPS in Senior Loans which pay interest based upon rates that float with changes in interest rates, similar to short-term rates. The interest rates on Senior Loans are typically, although not always, higher than shorter-term interest rates of issuers with AAA credit ratings that the Fund anticipates receiving from the rating agencies. Shorter-term interest rates, including the floating rates paid on the Fund's portfolio of Senior Loans, can be expected to fluctuate. If shorter-term interest rates rise, dividend rates on the AMPS may also rise since the auction setting the dividends on AMPS will compete for investors with other short-term instruments. This rise in dividends rates could result in the amount of dividends to be paid to holders of AMPS exceeding the income from the Senior Loans purchased by the Fund with the proceeds from the sale of AMPS. Similarly, the anticipated differential on the rate of interest paid on the AMPS and the Fund's portfolio of Senior Loans would decline or be eliminated if, in the future, the rating agencies lower the rating assigned to the AMPS. Because income from the Fund's entire investment portfolio (not just the portion of the portfolio purchased with the proceeds of the AMPS offering) is available to pay dividends on the AMPS, however, dividend rates on the AMPS would need to exceed the rate of return on the Fund's investment portfolio by a wide margin before the Fund's ability to pay dividends on the AMPS would be jeopardized.

      Auction Risk. The dividend rate for the AMPS normally is set through an auction process. In the auction, holders of AMPS may indicate the dividend rate at which they would be willing to hold or sell their AMPS or purchase additional AMPS. The auction also provides liquidity for the sale of AMPS. An auction fails if there are more AMPS offered for sale than there are buyers. You may not be able to sell your AMPS at an auction if the auction fails. A holder of the AMPS therefore can be given no assurance that there will be sufficient clearing bids in any auction or that the holder will be able to sell its AMPS in an auction. Also, if you place bid orders (orders to retain AMPS) at an auction only at a specified dividend rate, and that rate exceeds the rate set at the auction, you will not retain your AMPS. Additionally, if you buy AMPS or elect to retain AMPS without specifying a dividend rate below which you would not wish to buy or continue to hold those AMPS, you could receive a lower rate of return on your AMPS than the market rate. Finally, the dividend periods for the AMPS may be changed by the Fund, subject to certain conditions with notice to the holders of AMPS, which could also effect the liquidation of your investment. See "Description of AMPS" and "The Auction -- Auction Procedures."


      As noted above, if there are more auction rate securities offered for sale than there are buyers for those auction rate securities in any auction, the auction will fail and you may not be able to sell some or all of your auction rate securities at that time. The relative buying and selling interest of market participants in your auction rate securities and in the auction rate securities market as a whole will vary over time, and such variations may be affected by, among other things, news relating to the issuer, the attractiveness of alternative investments, the perceived risk of owning the security (whether related to credit, liquidity or any other risk), the tax treatment accorded the instruments, the accounting treatment accorded auction rate securities, including recent clarifications of U.S. generally accepted accounting principles relating to the treatment of auction rate securities, reactions to regulatory actions or press reports, financial reporting cycles and market sentiment generally. Shifts of demand in response to any one or simultaneous particular events cannot be predicted and may be short-lived or exist for longer periods.


      Secondary Market Risk. If you try to sell your AMPS between auctions you may not be able to sell any or all of your AMPS or you may not be able to sell them for $25,000 per share or $25,000 per share plus accumulated but unpaid dividends. If the Fund has designated a special dividend period (a rate period of more than seven days), changes in interest rates could affect the price you would receive if you sold your AMPS in the secondary market. You may transfer AMPS outside of auctions only to or through a Broker-Dealer that has entered into a Broker-Dealer Agreement or such other person as the Fund permits. The Fund does not anticipate imposing significant restrictions on transfers to other persons. However, unless any such other person has entered into a relationship with a Broker-Dealer that has entered into a Broker-Dealer Agreement with the Auction Agent, that person will not be able to submit bids at auctions with respect to the AMPS. Broker-dealers that maintain a secondary trading market for AMPS are not required to maintain this market, and the Fund is not required to redeem AMPS either if an auction or an attempted secondary market sale fails because of a lack of buyers. The AMPS will not be listed on a stock exchange or the Nasdaq National Market. If you sell your AMPS to a broker-dealer between auctions, you may receive less than the price you paid for them, especially if market interest rates have risen since the last auction. In addition, a Broker-Dealer may, in its own discretion, decide to sell the AMPS in the secondary market to investors at any time and at any price, including at prices equivalent to, below or above the par value of the AMPS.


      Securities and Exchange Commission Inquiries. The Underwriters have advised the Fund that the Underwriters and various other broker-dealers and other firms that participate in the auction rate securities market received letters from the staff of the Securities and Exchange Commission last spring. The letters requested that each of these firms voluntarily conduct an investigation regarding its respective practices and procedures in that market. Pursuant to these requests, each of the Underwriters conducted its own voluntary review and reported its findings to the Securities and Exchange

Commission staff. At the Securities and Exchange Commission staff's request, the Underwriters are engaging in discussions with the Securities and Exchange Commission staff concerning its inquiry. Neither the Underwriters nor the Fund can predict the ultimate outcome of the inquiry or how that outcome will affect the market for the AMPS or the auctions.


      Ratings and Asset Coverage Risk. While it is expected that Moody's will assign a rating of Aaa to the AMPS and Fitch will assign a rating of AAA to the AMPS, such ratings do not eliminate or necessarily mitigate the risks of investing in AMPS. Moody's or Fitch could downgrade its rating of the AMPS or withdraw its rating of the AMPS at any time, which may make your shares less liquid at an auction or in the secondary market and may materially and adversely affect the value of the AMPS if sold outside an auction. Moody's and Fitch are not required to provide prior notice of a decision to downgrade the AMPS or to withdraw their rating. If Moody's or Fitch downgrades the AMPS, the Fund may alter its portfolio or redeem AMPS in an effort to improve the rating, although there is no assurance that it will be able to do so to the extent necessary to restore the prior rating. If the Fund fails to satisfy the asset coverage ratios discussed under "Description of AMPS -- Rating Agency Guidelines and Asset Coverage," the Fund will be required to redeem, at a time that is not favorable to the Fund or its shareholders, a sufficient number of AMPS in order to return to compliance with the asset coverage ratios. The Fund may be required to redeem AMPS at a time when it is not advantageous for the Fund to make such redemption or to liquidate portfolio securities in order to have available cash for such redemption. The Fund may voluntarily redeem AMPS under certain circumstances in order to meet asset maintenance tests. While a sale of substantially all the assets of the Fund or the merger of the Fund into another entity would require the approval of the holders of AMPS voting as a separate class as discussed under "Description of AMPS -- Voting Rights," a sale of substantially all the assets of the Fund or the merger of the Fund with or into another entity would not be treated as a liquidation of the Fund nor require that the Fund redeem AMPS, in whole or in part, provided that the Fund continued to comply with the asset coverage ratios discussed under "Description of AMPS -- Rating Agency Guidelines and Asset Coverage." See "Description of AMPS -- Rating Agency Guidelines and Asset Coverage" for a description of the asset maintenance tests the Fund must meet.

      Restrictions on Dividends and Other Distributions. Restrictions imposed on the declaration and payment of dividends or other distributions to the holders of the Fund's common shares and AMPS, both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund's ability to maintain its qualification as a regulated investment company for federal income tax purposes. While the Fund may redeem AMPS to enable the Fund to distribute its income as required to maintain its qualification as a regulated investment company under the Code, there can be no assurance that such redemptions can be effected in time to meet the requirements of the Code. See "Federal Income Tax Matters."

GENERAL RISKS OF INVESTING IN THE FUND

      Limited Operating History. The Fund is a recently organized, non-diversified, closed-end management investment company and has a limited operating history and history of public trading.

      Non-Diversified Status Risk. The Fund is classified as "non-diversified" under the 1940 Act. As a result, it can invest a greater portion of its assets in obligations of a single issuer than a "diversified" fund. The Fund will therefore be more susceptible than a diversified fund to being adversely affected by any single corporate, economic, political or regulatory occurrence. The Fund intends to diversify its investments to the extent necessary to qualify, and maintain its status, as a regulated investment company under U.S. federal income tax laws. See "Federal Income Tax Matters."

      Interest Rate Risk. The Fund's net asset value will usually change in response to interest rate fluctuations. When interest rates decline, the value of fixed-rate securities already held by the Fund can be expected to rise. Conversely, when interest rates rise, the value of existing fixed-rate portfolio records of all matters pertaining to the portion of the Fund's assets advised by the Subadviser required by Rule 31a-1 under the 1940 Act relating to its responsibilities provided under the Subadvisory Agreement with respect to the Fund; and (h) furnish reports to the Trustees and the Adviser.

      Under the terms of the Subadvisory Agreement, for its services the Subadviser is entitled to a subadvisory fee from the Adviser at an annual rate of .35% the Fund's average daily managed assets. The fee will be paid monthly in arrears. The Fund does not pay a fee to the Subadviser.

ADMINISTRATION AGREEMENT

      The Fund has entered into an administration agreement with the Adviser, pursuant to which the Adviser will provide certain administrative and accounting services to the Fund. The Adviser has appointed Princeton Administrators, L.P. as the sub-administrator to the Fund to perform certain of the Adviser's administration and accounts obligations to the Fund. Under the administration agreement, the Fund will pay the Adviser a monthly fee equal to .07% of the Fund's average daily managed assets up to $500 million and .03% for average daily managed assets in excess of $500 million. The Adviser, and not the Fund, is responsible for paying the fees of Princeton Administrators, L.P.


      Pursuant to a separate agreement, the Fund may compensate the Adviser for providing certain legal and accounting services. The compensation is provided solely as reimbursement for such legal and accounting services provided by the Adviser to the Fund at cost.


PORTFOLIO MANAGER

      Day-to-day management of the Fund's portfolio is the responsibility of Mark Okada and Joe Dougherty.

      Mark Okada -- Mr. Okada has over 19 years of experience in the leveraged finance market. He is responsible for overseeing the Subadviser's investment activities for its various funds. Formerly, Mr. Okada served as Manager of Fixed Income for a subsidiary of Protective Life Insurance Company ("Protective") that managed Protective's portfolio supporting its guaranteed investment contracts from 1990 to 1993. He was primarily responsible for the bank loan portfolio and other risk assets. Protective was one of the first non-bank entrants into the syndicated loan market. From 1986 to 1990 he served as Vice-President, managing over $1 billion of high yield bank loans, for Hibernia National Bank. Mr. Okada is an honors graduate of the University of California Los Angeles with degrees in Economics and Psychology. He completed his credit training at Mitsui. Mr. Okada is a Chartered Financial Analyst.

      Joe Dougherty -- Mr. Dougherty is a Senior Portfolio Manager at the Subadviser. Mr. Dougherty heads the Subadviser's retail funds effort and serves as Senior Vice President of the Subadviser's two NYSE-listed bond funds, which invest in both investment grade and high yield debt. In this capacity, Mr. Dougherty oversees investment decisions for the retail funds, alongside several other Portfolio Managers, and manages the team dedicated to their day-to-day administration. Prior to his current duties, Mr. Dougherty served as Portfolio Analyst for the Subadviser from 1998 to 1999. As a Portfolio Analyst, Mr. Dougherty also helped follow companies within the chemical, retail, supermarket and restaurant sectors. Prior to joining the Subadviser, Mr. Dougherty served as an Investment Analyst with Sandera Capital Management from 1997 to 1998. Formerly, he was a Business Development Manager at Akzo Nobel from 1994 to 1996 and a Senior Accountant at Deloitte and Touche, LLP from 1992 to 1994. He received a BS in Accounting from Villanova University and an MBA from Southern Methodist University. Mr. Dougherty is a Chartered Financial Analyst and a Certified Public Accountant.

liquidation preference of the AMPS then outstanding, together with the aggregate liquidation preference on any other series of preferred shares (plus redemption premium, if any), and (b) certain accrued and projected dividend and other payment obligations of the Fund.


      The Fund is also required under the 1940 Act to maintain the 1940 Act Preferred Share Asset Coverage. The Fund's 1940 Act Preferred Share Asset Coverage is tested as of the last business day of each month in which any senior equity securities are outstanding. The minimum required 1940 Act Preferred Share Asset Coverage amount of 200% may be increased or decreased if the 1940 Act is amended. Based on the composition of the portfolio of the Fund and market conditions as of March 11, 2005, the 1940 Act Preferred Share Asset Coverage with respect to all of the Fund's preferred shares, assuming the issuance on that date of all AMPS offered hereby and giving effect to the deduction of related sales load and related offering costs estimated at approximately $310,000 would have been computed as follows:



   Value of Fund assets less liabilities
     not constituting senior securities            $700,642,390
  ----------------------------------------      =  ------------    =   299%
       Senior securities representing              $234,500,000
   indebtedness plus liquidation value of
            the preferred shares


      In the event the Fund does not timely cure a failure to maintain (a) a discounted value of its portfolio at least equal to the Preferred Shares Basic Maintenance Amount or (b) the 1940 Act Preferred Share Asset Coverage, in each case in accordance with the requirements of the rating agency or agencies then rating the AMPS, the Fund will be required to redeem Preferred Shares as described under "Redemption -- Mandatory Redemption" above.

      The Fund may, but is not required to, adopt any modifications to the guidelines that may be established by Moody's or Fitch. Failure to adopt any such modifications, however, may result in a change in the ratings assigned to the AMPS or a withdrawal of ratings altogether. In addition, any rating agency providing a rating for the AMPS may, at any time, change or withdraw any such rating. The Board of Trustees may, without shareholder approval, amend, alter or repeal any or all of the definitions and related provisions which have been adopted by the Fund pursuant to the rating agency guidelines in the event such rating agency is no longer rating the AMPS or the Fund receives written confirmation from Moody's or Fitch, as the case may be, that any such amendment, alteration or repeal would not impair the rating then assigned to the AMPS.

      As recently described by Moody's and Fitch, a preferred stock rating is an assessment of the capacity and willingness of an issuer to pay preferred stock obligations. The rating on the AMPS is not a recommendation to purchase, hold or sell those shares, inasmuch as the rating does not comment as to market price or suitability for a particular investor. The rating agency guidelines described above also do not address the likelihood that an owner of AMPS will be able to sell such shares in an auction or otherwise. The rating is based on current information furnished to Moody's and Fitch by the Fund and the Adviser and information obtained from other sources. The rating may be changed, suspended or withdrawn as a result of changes in, or the unavailability of, such information. The common shares have not been rated by a nationally recognized statistical rating organization.

      The rating agency's guidelines will apply to the AMPS only so long as the rating agency is rating the shares. The Fund will pay certain fees to Moody's and Fitch for rating the AMPS.

                                  UNDERWRITING

      Subject to the terms and conditions stated in the purchase agreement dated
          , 2005, each underwriter named below, for which Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative, has severally agreed to purchase, and the Fund has agreed to sell to such underwriter, the number of AMPS set forth opposite the name of such underwriter.

                                                             NUMBER OF AMPS
                                                   ----------------------------------
                                                   SERIES M7   SERIES W7   SERIES TH7
UNDERWRITER                                        ---------   ---------   ----------
-----------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated........................
UBS Securities LLC...............................
Citigroup Global Markets Inc.....................
                                                    ------      ------       ------
             Total...............................    3,130       3,125        3,125
                                                    ======      ======       ======

      The purchase agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to the approval of certain legal matters by counsel and to certain other conditions, including without limitation the receipt by the underwriters of customary closing certificates, opinions and other documents, and the receipt by the Fund of Aaa and AAA ratings on the AMPS by Moody's and Fitch, respectively, as of the time of the offering. The underwriters are obligated to purchase all the AMPS if they purchase any of the AMPS. In the purchase agreement, the Fund, the Adviser and the Subadviser have jointly agreed to indemnify the underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or to contribute payments the underwriters may be required to make for any of those liabilities.

      The underwriters propose to initially offer some of the AMPS directly to the public at the public offering price set forth on the cover page of this prospectus and some of the AMPS to certain dealers at the public offering price less a concession not in excess of $ per share. The sales load the Fund will pay of $250 per share is equal to 1% of the initial offering price of the AMPS. After this offering, the underwriters may change the public offering price and the concession. Investors must pay for any AMPS purchased in this offering on or
before           , 2005.

      The Fund anticipates that the underwriters may from time to time act as brokers or dealers in executing the Fund's portfolio transactions and that the underwriters, or their affiliates, may act as counterparties in connection with the interest rate transactions described herein after they have ceased to be underwriters. The underwriters are active underwriters of, and dealers in, securities and act as market makers in a number of such securities, and therefore can be expected to engage in portfolio transactions with, and perform services for, the Fund.


      The Underwriters have advised the Fund that the Underwriters and various other broker-dealers and other firms that participate in the auction rate securities market received letters from the staff of the Securities and Exchange Commission last spring. The letters requested that each of these firms voluntarily conduct an investigation regarding its respective practices and procedures in that market. Pursuant to these requests, each of the Underwriters conducted its own voluntary review and reported its findings to the Securities and Exchange Commission staff. At the Securities and Exchange Commission staff's request, the Underwriters are engaging in discussions with the Securities and Exchange Commission staff concerning its inquiry. Neither the Underwriters nor the Fund can predict the ultimate outcome of the inquiry or how that outcome will affect the market for the AMPS or the auctions.


      The Fund anticipates that the underwriters or their respective affiliates may, from time to time, act in auctions as Broker-Dealers and receive fees as set forth under "The Auction" and in the Statement of Additional Information.